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    September 10, 2020

       Donald Beavers
       Chief Executive Officer
       Sollensys Corp.
       2475 Palm Bay Rd NE, Suite 120
       Palm Bay, FL 32905

                                                        Re: Sollensys Corp.
                                                            Form 8-K
                                                            Filed August 11,
2020
                                                            File No. 333-174581

       Dear Mr. Beavers:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




    Sincerely,


    Division of Corporation Finance

    Office of Technology
       cc:                                              Laura Anthony